May 10, 2024

Kimberly A. Browning

Thankam Varghese
Michael Spratt
Kenneth Ellington

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc.

Amendment No. 2 to Registration Statement on Form N-2

CIK No. 0001747172

File No. 333-278414

Dear Kimberly A. Browning, Thankam Varghese, Michael Spratt and Kenneth Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on May 10, 2024 by Kimberly A. Browning, regarding the above-referenced Amendment No. 2 to the Registration Statement on Form N-2 submitted to the Commission on May 9, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics, and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding.

Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 2. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 2. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in Amendment No. 2.

Registration Statement on Form N-2 submitted on May 9, 2024

General Comments

1.	With respect to comment 16 of the Company’s April 24, 2024 response letter, please confirm to the Staff supplementally that the Company’s responses to this prior comment also applies to dividends declared on May 8.

Response: The Company confirms.

2.	With respect to comment 4 of the May 9 response letter, please supplementally acknowledge to the Staff that the Company will not count total return swaps in its calculation of the capital gain incentive fee.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the Company will not count total return swaps in its calculation of the capital gain incentive fee.

May 10, 2024

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns
Will Burns
of PAUL HASTINGS LLP